

April 15, 2021

Cathy King
Vice President, General Counsel & Corporate Secretary
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, New York 13413

> **Re: PAR Technology Corporation**
> **Registration Statement on Form S-3**
> **Filed April 12, 2021**
> **File No. 333-255183**

Dear Ms. King:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Boris Dolgonos